Exhibit 1.03
For More Information:

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
Mbahl@cdcsoftware.com	lgasper@cdcsoftware.com
CDC Corporation Reports Net Income Attributable to Controlling
Interest of $5.6 million and $16.5 million for the Third Quarter and First
Nine Months, Respectively, in 2009 Compared to Net Loss of $10.0
million and $33.1 million for Comparable Periods in 2008
HONG KONG, ATLANTA, Nov. 23, 2009 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software, IT services and new media company, today announced financial results for the quarter ended September 30, 2009. For the third quarter of 2009, CDC Corporation reported revenue of (U.S.)$76.6 million and net income attributable to controlling interest of (U.S.)$5.6 million, or (U.S.) $0.05 per share. This compares to revenue of (U.S.)$104.1 million, and a net loss of $10.0 million attributable to controlling interest, or a loss per share of (U.S.) $0.09 for the third quarter of 2008.
Third quarter operating cash flow was $12.1 million, compared to $11.2 million in the second quarter of 2009, and a 52 percent increase from (U.S.)$8.0 million in the third quarter of 2008. This marks eight consecutive quarters of cash generated from operations.
Third quarter adjusted EBITDA (a) from continuing operations (b) or Adjusted EBITDA* was (U.S.)$9.0 million compared to Adjusted EBITDA of (U.S.) $13.7 million in the third quarter of 2008.
For the nine months ended September 30, 2009, CDC Corporation reported Adjusted EBITDA of (U.S.)$28.7 million compared to (U.S.)$26.2 million for the same period in 2008. Net income attributable to controlling interest or the nine months ended September 30, 2009, was (U.S.)$16.5 million, or (U.S.)$0.14 per share, compared to a net loss of (U.S.)$33.1 million attributable to controlling interest, or a loss per share of (U.S.)$0.31 for the same period in 2008.
As of September 30, 2009, Non-GAAP Cash and Cash Equivalents(a) of (U.S.)$162.0 million.
“We are pleased with our overall performance, especially in achieving eight consecutive quarters of positive operating cash flow,” said Peter Yip, CEO of CDC Corporation. “CDC Software performed well with a significant increase in operating cash flow to $19.2 million compared to $6.3 million in the prior year period. Results were influenced by historically soft sales in the third quarter for our enterprise software unit, the significant focus expended for the upcoming launch of The Lord of the Rings Online in our Games business and the completion of high yielding margin engagements for CDC Global Services. However, we are optimistic on the outlook for the fourth quarter and beyond, since we have started to execute on key strategic alternatives that are expected to fuel our growth in the coming quarters for each of our key businesses.”
CDC Corporation Consolidated
•	Net income attributable to controlling interest for third quarter 2009 was (U.S.)$5.6 million or (U.S.) $0.5 per share compared to a net loss attributable to controlling interest of (U.S.)$10.0 million, or a loss per share of (U.S.) $0.09 in the third quarter of 2008.
•	Operating cash flow was $12.1 million, a 52 percent increase from (U.S.)$8.0 million in the third quarter of 2008.
•	Total revenue for CDC Corporation in the third quarter of 2009 was (U.S.)$76.6 million, a decrease of 6 percent from (U.S.)$81.6 million in the second quarter of 2009.
•	Adjusted EBITDA in the third quarter of 2009 was (U.S.)$ 9.0 million, a decrease of 28 percent from (U.S.)$12.5 million in the second quarter of 2009.
•	Third quarter revenue was attributed to the following regions: North America, 48 percent, EMEA, 26 and Asia/Pacific, 26 percent.

Subsidiary Revenue and Operating Metrics Summary
CDC Software
On a standalone basis, for the third quarter of 2009, CDC Software posted a significant increase in operating cash flow of (U.S.)$19.2 million compared to (U.S.)$6.3 million in the same period last year. CDC Software reported net income attributable to controlling interest of (U.S.)$6.2 million and Non-GAAP earnings per share of (U.S.)$0.33. These amounts exceeded Wall Street consensus estimates, which according to First Call, were (U.S.)$4.6 million for net income and (U.S.)$0.30 for Non-GAAP earnings per share.
CDC Software had the following results for the three months ended September 30, 2008 and 2009:

	Q3 2008	Q3 2009
Revenue:	(U.S.)$60.5 million	(U.S.)$48.6 million
Non-GAAP Net Income:	(U.S.)$8.8 million	(U.S.)$9.6 million
Non-GAAP earnings per share:	(U.S.)$0.30	(U.S.)$0.33
Operating Cash Flow	(U.S.)$6.3 million	(U.S.)$19.2 million
Total revenue for CDC Software for the third quarter of 2009 was (U.S.)$48.6 million. However, license sales from new logo customers increased 38 percent compared to 22 percent of license customers in the second quarter of 2009.
CDC Software is now trading as a separately listed public company on the NASDAQ Global Market under the symbol CDCS. For a more information regarding the financial performance of CDC Software during the third quarter and first nine months of 2009, please see CDC Software’s third quarter 2009 press release located at the company’s website: www.cdcsoftware.com.
“We are very pleased on accomplishing $19.2 million in operating cash flow, up more than 200 percent year over year,” said Bruce Cameron, president of CDC Software. “While our third quarter reflected challenges in the seasonality of our business due to summer holidays in certain regions which delayed purchasing decisions, we were very pleased that we exceeded the Wall Street consensus estimates for third quarter GAAP net income and Non-GAAP earnings per share. Our maintenance retention rate continues to be one of the highest in the industry and we have generated strong maintenance gross margins, as well as seeing increasing success in our maintenance win back program. Our fourth quarter sales pipeline and our cross-sell opportunities have continued to show steady growth. We also have aggressively restarted our acquisition strategy and have made announcements in recent months on the completion of certain acquisition opportunities and the execution of binding agreements to acquire others. These recent acquisition transactions address key areas in our technology road map, open up cross-sell opportunities, expand our market share in new, existing and underpenetrated markets, as well as move us strongly into the software as a service (SaaS) space. In addition, we launched an aggressive growth strategy in China that included the addition of seven resellers in China that we believe may help us increase sales dramatically in that region over the next few years.”
CDC Global Services
On a standalone basis, CDC Global Services had the following results for the three months ended June 30, 2009 and the three months ended September 30, 2009:

	Q2 2009	Q3 2009
Revenue:	(U.S.)$18.5 million	(U.S.)$19.2 million
Adjusted EBITDA:	(U.S.)$0	(U.S.)$0.3 million
Adjusted EBITDA Margin:	0	2%

Total revenue for CDC Global Services for the third quarter of 2009 was (U.S.) $19.2 million, an improvement from second quarter of 2009. Third quarter Adjusted EBITDA for CDC Global Services also improved when the company generated $300,000 in Adjusted EBITDA.
Approximately 63 percent of CDC Global Services’ revenue was derived from the U.S. market while 37 percent was from international sources. Staff utilization for the quarter was 90 percent, an increase from 89 percent in Q2 2009 which the company believes are higher than industry averages. CDC Global Services’ profit margins were negatively impacted in part by the completion of high yielding margin engagements and the expenses associated with ramping up its BPO operations in India.
The company is pursuing strategic alternatives to fuel its expansion, and position CDC Global Services for long-term growth. Recently, CDC Global Services agreed to acquire a majority interest in Sowell, known also as the platform of Jiangsu Microsoft Technology Center in Nanjing, which provides research and development services to Microsoft. In the event the acquisition is completed, Sowell is expected to serve as a platform for rolling up other Microsoft Technology Centers and help expand CDC Global Services’ services throughout China. These steps are expected to help position CDC Global Services to become one of the market leaders in IT/R&D outsourcing for customers around the world. In addition, CDC Global Services expanded its capabilities in India, and plans to continue to add more seats to its BPO and IT outsourcing operations there.
Some other highlights in the CDC Global Services business include major new engagements for the implementation of warehouse management systems for a major specialty gas processor; the implementation of a small parcel shipping solution for a third party logistics provider; and the integration of a small parcel solution for a leading Life Sciences provider at a major European distribution center, followed by a global roll out.
“We are very pleased on our recent moves aimed at expanding our outsourcing operations especially in the IT/R&D outsourcing area in China, which we believe offers significant growth potential,” said Mr. C.K. Wong, Ph.D, chairman of CDC Global Services. “We have been seeing growing demand for outsourcing, especially in IT and R&D, by enterprises that are looking to enhance their business operations on flexibility, cost savings and core competencies. We believe CDC Global Services’ recent plans to acquire the Jiangsu Microsoft Technology Center could serve as the launch pad for expanding our IT/R&D outsourcing capabilities in China. Notably, based on recent cost reduction strategies implemented during the last two quarters and increasing labor utilization rates, we expect to see continued EBITDA improvement in this business in Q4.”
CDC Games
On a standalone basis, CDC Games had the following results for the three months ended June 30, 2009 and the three months ended September 30, 2009.

	Q2 2009	Q3 2009
Revenue:	(U.S.)$9.5 million	(U.S.)$6.2 million
Adjusted EBITDA:	(U.S.)$3.3 million	(U.S.)-$0.9 million
Adjusted EBITDA Margin:	35%	-14%
Total revenue from continuing operations (b) for CDC Games during the third quarter of 2009 declined to (U.S.)$6.2 million, compared to (U.S.) $9.5 million in Q2 2009 (U.S.). The decrease was mainly attributable to resources focused on upcoming launches of The Lord of the Rings Online (LOTRO) and Richman Universe (RU Online), the company’s first major domestic online game based on the widely popular Monopoly game.

CDC Games recently completed a successful Closed Beta Test of The Lord of the Rings Online (LOTRO), which attracted more than 2.0 million users with an average playing time of 3.9 hours per session. Throughout the testing period, LOTRO was frequently ranked in the Top 10 list of highly anticipated and most downloaded games in various popular games portals, and since its Open Beta Test launch last week on November 20, 2009, it has been ranked in the top 5 for most anticipated games on China’s top search engine.. LOTRO entered Open Beta Test last week on November 20, 2009 and is planning its commercial launch within the next two weeks. After the first day of LOTRO’s OBT, average playing time averaged five hours per session.
The company is looking to maximize its strategic alternatives in the first half of 2010, based on the launch of LOTRO, and leveraging its existing games portfolio, as well as its strong pipeline of upcoming local games. Other local games CDC Games is planning to launch next year include a 3D massively multiplayer online role playing game (MMORPG) based on a popular fiction novel and a 2.5D massively multiplayer online game (MMOG) based on Chinese history.
“Third quarter revenue declined as a result of dedicating our focus and resources to the launch of LOTRO and on RU Online planned in the fourth quarter,” said Mr. Sun Jingqing, COO of CDC Games. “We have also experienced delays from receiving any major content update from Mgame, the developer of Yulgang, which we believe has impacted our metrics for that game. However, with the successful OBT of LOTRO to date and its eventual commercial launch, we believe that we are well positioned to improve our revenue for the fourth quarter of 2009. We are also pleased with the exciting new local games we have in the pipeline for next year. We believe that with these factors along with strategic alternatives that we plan to pursue, we have positioned the business for rapid organic growth in 2010 and beyond.”
China.com
Total revenue for China.com from continuing operations (b) was (U.S.)$2.7 million in each of the third quarter of 2008 and 2009.
In the third quarter, China.com portal Automobile Channel reported the Auto Show Events in Changchun and Chengdu as well as the Motor Show in Frankfurt. In September, China.com’s Game Channel covered the Tokyo Game Show. China.com was the leading media reporting these major events in China, all of which had generated a great deal of interest in the gaming community.
In September, the Automobile Channel organized “Design in China” competition in search for innovative design for automotive and tire. The sponsors of these two events included China Great Wall Auto, Pan Asia Technical Automotive Center and China Automotive Engineers Society. China.com will continue to host these events and will roll them out to major design colleges and universities to tap talented designers in the country. Other clients include Shanghai Volkswagen, Worry-free work network, Sofang.com, IBM China, Nokia china, Guangzhou Honda, Haier Group, FAW Mazda Motor, Kumho Asiana, Lotto Travel Network, Toyota China, Canon China, Dongfeng and Yueda Kia Motors.
China.com Inc’s subsidiary, TTG has initiated new strategies to find new revenue sources. In the third quarter, the team initiated two new projects namely “TTG 35th Anniversary Special Edition” and “New TTG Revamp Issues” that successfully brought in new sources of revenue. Other Q3 achievements include the appointment of TTG as “Media Partner” by Xin Lu Advertising — the official advertising agency of China National Tourism Administration — to publish the International Section of the official directory of China International Travel Mart (CITM) 2009 and the CITM 2009 official daily.
China.com is actively pursuing strategic alternatives which it believes may help transform its business and unlock shareholder value.
Concluding Remarks
Yip concluded, “Overall, we are pleased with our prospects for growth in our main businesses despite challenging market conditions. We have now completed some key strategic initiatives for CDC Software that we believe will position it for dynamic growth in the future. Now, we are more aggressively pursuing and evaluating a number of strategic alternatives for our other business units. We believe our recent acquisition plans for CDC Software and CDC Global Services will help expand their businesses and help position them in leadership roles in their respective markets. We also feel confident in the prospects of LOTRO after its successes in just a few days of OBT. We anticipate that LOTRO will be a significant driver of organic growth quarter over quarter for CDC Games, that is expected to be supplemented by our local games planned for next year.

“Also, we are continuing our strategy to improve cost management, streamline operations, reduce debt and pursue a variety of strategic growth opportunities that we intend will not only strengthen our balance sheet, but also ultimately help to unlock shareholder value. We remain cautiously optimistic with our long-term prospects since we are making significant acquisitions, executing new growth strategies and launching exciting games.”
Convertible Note Update
As of September 30, 2009, CDC Delaware Corp., a wholly-owned subsidiary of CDC Corporation was the holder of (U.S.)$124.8 million in principal amount, or 74.7 percent of the total aggregate outstanding amount of the company’s 3.75 percent Senior Exchangeable Convertible Notes due 2011, or Notes. Approximately 25.3 percent, or (U.S.)$42.2 million in face value, of the outstanding notes are held by non-affiliates of the company.
CDC Corporation has recently received notification from the non-affiliated Note holders that such holders have purported to exercise the holder redemption option under the Notes.
On November 11, 2009, CDC Delaware Corporation and the company amended the Notes and the related Note Purchase Agreement to provide that certain subsidiaries of the company, or any of their respective subsidiaries, can consummate a “Qualified IPO”, and to reduce the amount of proceeds necessary to achieve a Qualified IPO from (U.S.)$100.0 million to (U.S.)$40.0 million.
As a result of these amendments, the company disputes the validity of the holder redemption notices, and believes that, although the outcome of any negotiations or disputes with any holders is uncertain, the holder redemption provision is both no longer exercisable by such holders, and is no longer of any force or effect.
CDC Corporation expects to continue discussing potential resolutions to this dispute with the Note holders, and has recently reached a preliminary agreement with one noteholder with respect to its Notes.
Also, on October 30, 2009, CDC Corporation announced that it initiated a lawsuit against a holder of its Notes, alleging breach of non-disclosure agreement, breach of the purchase agreement relating to the Notes, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, wrongful disclosure and misuse of trade secrets, tortious interference with business relations, and civil conspiracy. The complaint also seeks recovery of compensatory damages, punitive damages, interest, attorneys’ fees, litigation expenses and injunctive relief.
Conference Call
The company’s senior management will host a conference call for financial analysts and investors on Monday, November 23, 2009, at 9:00 am EDT.
USA-based Toll Free Number: +1-(888) 603-6873
International: +1 973 582 2706
Pass code: 35253031
Call Leader: Monish Bahl
This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.
The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay
For those unable to call in, a digital instant replay will be available after the call until Dec 07, 2009. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Conference ID #: 35253031

*	CDC Corporation has recently changed the composition of its Adjusted EBITDA measurement, as provided herein, to be consistent with the presentation of Adjusted EBITDA for its subsidiary, CDC Software Corporation. CDC Corporation believes this revised presentation is a useful measurement of operating performance. A reconciliation of this revised Adjusted EBITDA measurement to our historical Adjusted EBITDA measurement is provided below.
(a) Adjusted Financial Measures
This press release includes Adjusted EBITDA from continuing operations, Non-GAAP Net Income, Non-GAAP earnings per share and Non-GAAP Cash and Cash Equivalents, which are not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.
Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.
(b) Adjustment for Discontinued Businesses
During the second and fourth quarter of 2008, the mobile value added business of China.com and operations of CDC Games International, respectively, were discontinued. The operations of CDC Games International, a subsidiary of CDC Games Corporation, included operations in the U.S., Japan and Korea. All historical results related to these two businesses have been included in discontinued operations.
(c) FASB Accounting Standards Codification 810, Consolidation (ASC 810)
In January 2009, the Company adopted the applicable sections of ASC 810 that requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. After the adoption of ASC 810, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.
(d) 2008 Revised Quarterly Information
Results provided herein for certain quarters of 2008 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2008.
About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC X-alert (real-time supply chain event management), CDC Power (discrete ERP), CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.
These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.
About CDC Global Services
CDC Global Services, a business unit of CDC Corporation, provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, IT staffing, managed help desk solutions and a full range of outsourced service offerings. CDC Global Services provides hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information on CDC Global Services, visit: www.cdcglobalservices.com.
About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Currently, CDC Games offers six popular MMO online games in China. For more information on CDC Games, visit: www.cdcgames.net.
About China.com Inc.
China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the second company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com (HKGEM:8006) was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations regarding our future growth and performance at CDC Corporation and at each of our subsidiaries, our beliefs regarding maintenance retention rates, sales pipelines, cross-selling opportunities and other plans, our beliefs regarding our strategies and the potential benefits thereof, our beliefs regarding market positioning and market potential, our beliefs regarding staff utilization rates and margins at our Global Services business, our beliefs regarding plans for future expansion and growth in each of our businesses, our beliefs regarding any past, pending and future acquisitions we may make, our beliefs and expectations regarding our potential for growth, our beliefs regarding trends we may see and any continuation of them, including those indicating increased demand for IT/R&D outsourcing, Our beliefs regarind the potential success of LOTRO and our pipeline of planned games, our beliefs regarding strategic alternatives and the effectiveness thereof, our beliefs regarding present and future steps to unlock shareholder value, our beliefs regarding our amendments to CDC Corporation’s 3.75% Senior Exchangeable Convertible Notes, or Notes, and the effects thereof, our beliefs regarding the invalidity of the holder redemption put notices, our beliefs regarding any potential future success in our negotiations with our noteholders, our beliefs regarding plans to unlock shareholder value at our subsidiaries, our beliefs regarding the effects of our proactive strategies for right-sizing, improving operational efficiencies and leverage off-shore resources, our beliefs regarding the stability of our sales to our installed base customers, our beliefs regarding our competitive positioning in the event of a recovery in the global economy, our beliefs regarding the utility of the pro forma financial information provided herein, our beliefs regarding factors that negatively affected performance at CDC Global Services during the second quarter of 2009, our expectations regarding planned launches for games at CDC Games and the timing thereof, our beliefs regarding market perceptions of our current and planned games and trends related thereto, our beliefs regarding the timing of our anticipated launch of LOTRO, our beliefs regarding our platform strategy and competitive position, our expectations and estimates regarding our financial performance for future periods and 2009, including revenue, GAAP net income and Adjusted EBITDA, our beliefs about Yulgang, our beliefs about the continuation of, and any possible results of, our discussions with holders of our convertible notes and communications relating thereto, as well as the completion of any transactions relating thereto, our beliefs about the nature of revenues, our beliefs regarding China.com’s business and the factors influencing it, our beliefs about our cash position, our efforts with respect to continued cost-savings and our beliefs regarding our marketing, financial, business and competitive position and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) risks associated with our convertible debt, including the potential outcome of disagreements with our noteholders, the risks associated with our recent amendment of the Notes and the validity of the holder redemption put provisions of the Note and notices we have received, and the risks regarding potential amounts we may be required to pay under the Notes, including amounts which could be in excess of the face value of these Notes; (c) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (d) the effects of restructurings and rationalization of operations in our companies; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s games, software products and services; (k) continued commitment to the deployment of the products, including enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s products and services to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	September 30,
	2008	2009
ASSETS
Current assets:
Cash	$165,693	$141,563
Restricted cash	4,275	671
Accounts receivable (net of allowance of $8,304 and $8,295 at December 31, 2008 and September 30, 2009, respectively)	72,834	48,431
Available-for-sale securities	33,454	6,738
Deferred tax assets	7,880	8,093
Prepayments and other current assets	11,944	13,839

Total current assets	296,080	219,335

Property and equipment, net	15,392	13,536
Goodwill	155,083	163,533
Intangible assets, net	107,287	91,710
Available-for-sale securities	11,771	12,997
Investments under cost method	996	1,120
Equity investments	10,261	10,261
Deferred tax assets	41,859	43,687
Other assets	5,166	4,586

Total assets	$643,895	$560,765

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,297	$22,567
Purchase consideration payables	628	419
Income tax payable	4,194	8,052
Accrued liabilities	43,270	34,652
Restructuring accruals, current portion	2,026	2,008
Short-term loans	8,265	15,680
Convertible notes	160,961	41,544
Derivatives of convertible notes	41,189	14,117
Deferred revenue	61,977	55,363
Deferred tax liabilities	438	472

Total current liabilities	346,245	194,874

Deferred tax liabilities	27,624	27,792
Restructuring accruals, net of current portion	239	8
Other liabilities	12,848	13,136

Total liabilities	386,956	235,810

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 118,103,289 and 118,478,051 shares issued as of December 31, 2008 and September 30, 2009, respectively; 106,999,640 and 106,014,502 shares outstanding as of December 31, 2008 and September 30, 2009, respectively	28	28
Additional paid-in capital	722,890	738,065
Common stock held in treasury; 11,103,649 and 12,463,549 shares at December 31, 2008 and September 30, 2009, respectively	(56,118)	(57,468)
Accumulated deficit	(439,030)	(422,492)
Accumulated other comprehensive income	12,726	20,689

Total parent shareholders’ equity	240,496	278,822

Noncontrolling interest	16,443	46,133

Total equity	256,939	324,955

Total liabilities and shareholders’ equity	$643,895	$560,765

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2009	2009
REVENUE:
Software	$50,609	$48,611
Global Services	18,528	19,223
CDC Games	9,457	6,163
China.com	3,060	2,652

Total revenue	81,654	76,649

COST OF REVENUE:
Software	23,705	21,445
Global Services	15,934	16,020
CDC Games	5,388	4,799
China.com	1,301	1,170

Total cost of revenue	46,328	43,434

Gross profit	35,326	33,215
Gross margin %	43%	43%

OPERATING EXPENSES:
Sales and marketing expenses	11,150	11,705
Research and development expenses	4,176	4,001
General and administrative expenses	14,751	17,147
Exchange (gain) loss on deferred tax assets	(1,412)	(848)
Amortization expenses	1,974	1,953
Restructuring and other charges	1,430	1,242

Total operating expenses	32,069	35,200

Operating income (loss) from continuing operations	3,257	(1,985)
Operating margin %	4%	-3%

Other income, net	1,405	10,506

Income before income taxes	4,662	8,521
Income tax expense	(1,253)	(1,907)

Income from continuing operations	3,409	6,614
Loss from operations of discontinued subsidiaries, net of tax	(67)	(139)

Net income	3,342	6,475
Net income attributable to noncontrolling interest	(93)	(892)

Net income attributable to controlling interest	$3,249	$5,583

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.03	$0.05

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.03	$0.05

Weighted average number of common shares outstanding — basic	106,203,480	106,000,395

Weighted average number of common shares outstanding — diluted	106,254,659	108,153,645

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30,
	2008 (d)	2009
REVENUE:
Software	$60,511	$48,611
Global Services	28,791	19,223
CDC Games	12,118	6,163
China.com	2,650	2,652

Total revenue	104,070	76,649

COST OF REVENUE:
Software	26,390	21,445
Global Services	21,727	16,020
CDC Games	7,296	4,799
China.com	1,394	1,170

Total cost of revenue	56,807	43,434

Gross profit	47,263	33,215
Gross margin %	45%	43%

OPERATING EXPENSES:
Sales and marketing expenses	17,560	11,705
Research and development expenses	6,347	4,001
General and administrative expenses	19,493	17,147
Exchange (gain) loss on deferred tax assets	353	(848)
Amortization expenses	2,859	1,953
Restructuring and other charges	626	1,242

Total operating expenses	47,238	35,200

Operating income (loss) from continuing operations	25	(1,985)
Operating margin %	0%	-3%

Other income (loss), net	(4,859)	10,506

Income (loss) before income taxes	(4,834)	8,521
Income tax expense	(2,290)	(1,907)

Income (loss) from continuing operations	(7,124)	6,614
Loss from operations of discontinued subsidiaries, net of tax	(2,901)	(139)

Net income (loss)	(10,025)	6,475
Net income attributable to noncontrolling interest	48	(892)

Net income (loss) attributable to controlling interest	$(9,977)	$5,583

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$(0.07)	$0.05

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$(0.09)	$0.05

Weighted average number of common shares outstanding — basic	107,242,906	106,000,395

Weighted average number of common shares outstanding — diluted	107,242,906	108,153,645

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Nine months ended
	September 30,
	2008 (d)	2009
REVENUE:
Software	$186,489	$149,573
Global Services	85,213	57,581
CDC Games	31,341	21,879
China.com	8,985	8,112

Total revenue	312,028	237,145

COST OF REVENUE:
Software	83,567	69,327
Global Services	64,582	48,156
CDC Games	18,695	15,492
China.com	4,465	3,680

Total cost of revenue	171,309	136,655

Gross profit	140,719	100,490
Gross margin %	45%	42%

OPERATING EXPENSES:
Sales and marketing expenses	57,937	34,159
Research and development expenses	19,312	12,708
General and administrative expenses	63,923	48,785
Exchange (gain) loss on deferred tax assets	784	(2,032)
Amortization expenses	9,252	5,894
Restructuring and other charges	3,872	3,332

Total operating expenses	155,080	102,846

Operating loss from continuing operations	(14,361)	(2,356)
Operating margin %	-5%	-1%

Other income (loss), net	(6,618)	27,235

Income (loss) before income taxes	(20,979)	24,879
Income tax expense	(3,212)	(7,107)

Income (loss) from continuing operations	(24,191)	17,772
Loss from operations of discontinued subsidiaries, net of tax	(8,199)	(409)

Net income (loss)	(32,390)	17,363
Net income attributable to noncontrolling interest	(702)	(825)

Net income (loss) attributable to controlling interest	$(33,092)	$16,538

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$(0.23)	$0.14

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$(0.31)	$0.14

Weighted average number of common shares outstanding — basic	107,102,523	106,247,005

Weighted average number of common shares outstanding — diluted	107,102,523	106,794,770

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
OPERATING ACTIVITIES:
Net income	$3,342	$6,475
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal/write-off of PPE net of Cash	92	147
Gain on disposal of available-for-sale securities	(171)	(416)
Gain on purchase of convertible notes	(438)	(2,205)
Bad debt expense	447	345
Amortization of intangible assets	6,747	6,500
Depreciation expense	1,726	1,725
Stock compensation expenses	810	2,382
Deferred income tax provision	1,141	1,752
Exchange gain on deferred tax assets	(1,412)	(848)
Amortization of debt issuance costs and debt discount on convertible notes	266	1,115
Fair market value adjustment of derivative instruments	(1,814)	(9,302)
Interest income received on restricted cash	(19)	(1)
Changes in operating assets and liabilities:
Accounts receivable	10,986	10,165
Deposits, prepayments and other receivables	(1,601)	752
Other assets	(396)	58
Accounts payable	(3,176)	(692)
Accrued liabilities	(1,412)	(1,437)
Deferred revenue	(1,461)	(4,512)
Income tax payable	(2,777)	445
Other liabilities	288	(328)

Net cash provided by operating activities	11,168	12,120

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	—	(1,324)
Payments for prior year acquisitions	—	(944)
Purchase of property, plant & equipment	(391)	(2,008)
Purchases of intangible assets	—	(253)
Payment for capitalized software	(1,203)	(905)
Acquisition of cost method investments	—	(398)
Proceeds from disposal of available-for-sale securities	233	11,025
Decrease in restricted cash	3,647	8

Net cash provided by investing activities	2,286	5,201

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	136	52,032
Proceeds from short-term loans	303	(81)
Repayment of short-term loans	(2,819)	(2,617)
Repayment of convertible notes	(3,562)	(34,569)
Payment for capital lease obligations	(365)	(95)
Purchases of treasury stock	(147)	(241)
Dividend distribution by China.com	10	(2,863)

Net cash (used) provided in financing activities	(6,444)	11,566

Effect of exchange differences on cash	1,075	805

Net increase in cash and cash equivalents	8,085	29,692
Cash at beginning of period	103,786	111,871

Cash at end of period	$111,871	$141,563

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
OPERATING ACTIVITIES:
Net income (loss)	$(10,025)	$6,475	$(32,390)	$17,363
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss on disposal/write-off of PPE net of Cash	95	147	228	226
Loss (gain) on disposal of available-for-sale securities	—	(416)	(127)	29
Gain on disposal of subsidiaries, net of taxes	(960)	—	(960)	—
Loss (gain) on disposal of cost investments	(140)	—	(97)	—
Gain on purchase of convertible notes	—	(2,205)	—	(6,603)
Bad debt expense	1,122	345	2,485	1,084
Amortization of intangible assets	8,840	6,500	24,476	20,415
Depreciation expense	1,953	1,725	6,527	5,275
Impairment of available for sale securities	537	—	(17)	—
Loss from deemed disposal	(89)	—	(2)	—
Stock compensation expenses	1,928	2,382	5,458	4,215
Deferred income tax provision	(2,335)	1,752	(3,231)	6,909
Exchange loss (gain) on deferred tax assets	353	(848)	784	(2,032)
Amortization of debt issuance costs and debt discount on convertible notes	317	1,115	948	4,312
Fair market value adjustment of derivative instruments	3,533	(9,302)	9,407	(27,072)
Interest income received on restricted cash	—	(1)	—	(51)
Changes in operating assets and liabilities:
Accounts receivable	(1,334)	10,165	5,412	25,750
Deposits, prepayments and other receivables	1,777	752	8,210	(1,242)
Other assets	(102)	58	(193)	(612)
Accounts payable	3,392	(692)	(2,950)	(1,417)
Accrued liabilities	(2,078)	(1,437)	(5,226)	(9,459)
Deferred revenue	(6,654)	(4,512)	(6,722)	(8,445)
Income tax payable	2,344	445	2,532	(3,333)
Other liabilities	5,496	(328)	4,272	121

Net cash provided by operating activities	7,970	12,120	18,824	25,433

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(870)	(1,324)	(909)	(1,324)
Payments for prior year acquisitions	(2,885)	(944)	(3,534)	(944)
Purchase of property, plant & equipment	(1,525)	(2,008)	(3,937)	(3,022)
Purchases of intangible assets	(1,743)	(253)	(4,574)	(253)
Payment for capitalized software	(1,228)	(905)	(6,513)	(3,000)
Acquisition of investments	(1,596)	(398)	(1,596)	(1,226)
Investment in cost method investees (franchise partners)	(286)	—	(623)	(38)
Proceeds from disposal of available-for-sale securities	461	11,025	59,682	26,352
Proceeds from disposal of subsidiaries, net of tax	—	—	364	—
Decrease (increase) in restricted cash	(10)	8	4,840	3,662

Net cash (used) provided by investing activities	(9,682)	5,201	43,200	20,207

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	277	52,032	892	52,544
Proceeds from short-term loans	1,207	(81)	8,555	448
Repayment of short-term loans	(2,291)	(2,617)	(32,876)	(8,316)
Repayment of convertible notes	—	(34,569)	—	(100,671)
Payment for capital lease obligations	—	(95)	—	(460)
Purchase of China.com shares by CDC Corporation	(192)	—	(192)	—
Purchases of treasury stock	(1,291)	(241)	(4,165)	(1,350)
Dividend distribution by China.com	(16,450)	(2,863)	(16,450)	(13,518)

Net cash (used) provided in financing activities	(18,740)	11,566	(44,236)	(71,323)

Effect of exchange differences on cash	(1,815)	805	1,116	1,553

Net increase (decrease) in cash and cash equivalents	(22,267)	29,692	18,904	(24,130)
Cash at beginning of period	183,389	111,871	142,218	165,693

Cash at end of period	$161,122	$141,563	$161,122	$141,563

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$3,257	$(1,985)
Add back restructuring and other charges	1,430	1,242
Add back depreciation expense	1,701	1,715
Add back amortization expense	1,974	1,953
Add back amortization expense included in cost of revenue	4,773	4,547
Add back stock compensation expenses	754	2,367
Add back exchange (gain) loss on deferred taxes	(1,412)	(848)

Adjusted EBITDA from continuing operations (1)	$12,477	$8,991

Adjusted EBITDA margin %	15%	12%
CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$8,721	$7,188
Add back restructuring and other charges	844	900
Add back depreciation expense	783	766
Add back amortization expense	1,029	1,094
Add back amortization expense included in cost of revenue	3,544	3,388
Add back stock compensation expenses	201	750
Add back exchange (gain) loss on deferred taxes	(1,418)	(865)

Adjusted EBITDA from continuing operations (1)	$13,704	$13,221

Adjusted EBITDA margin %	27%	27%
CDC Global Services
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,579)	$(2,165)
Add back restructuring and other charges	1,694	1,460
Add back depreciation expense	64	84
Add back amortization expense	687	624
Add back amortization expense included in cost of revenue	6	1
Add back stock compensation expenses	85	286
Add back exchange loss on deferred taxes	6	1

Adjusted EBITDA from continuing operations	$(37)	$291

Adjusted EBITDA margin %	0%	2%

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$786	$(3,593)
Add back restructuring and other charges	400	231
Add back depreciation expense	765	792
Add back amortization expense	23	—
Add back amortization expense included in cost of revenue	1,223	1,158
Add back stock compensation expenses	133	519
Add back exchange (gain) loss on deferred taxes	—	—

Adjusted EBITDA from continuing operations	$3,330	$(893)

Adjusted EBITDA margin %	35%	-14%
CDC China.com
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(415)	$(759)
Add back restructuring and other charges	—	—
Add back depreciation expense	76	60
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	175	340
Add back exchange (gain) loss on deferred taxes	—	—

Adjusted EBITDA from continuing operations	$(164)	$(359)

Adjusted EBITDA margin %	-5%	-14%
Corporate
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,256)	$(2,656)
Add back restructuring and other charges	(1,508)	(1,349)
Add back depreciation expense	13	13
Add back amortization expense	235	235
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	160	472
Add back exchange (gain) loss on deferred taxes	—	16

Adjusted EBITDA from continuing operations	$(4,356)	$(3,269)

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months ended:

	Three months ended
	June 30,	September 30,
	2009	2009

Capitalized software credits	$(1,203)	$(905)

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$25	$(1,985)	$(14,361)	$(2,356)
Add back restructuring and other charges	626	1,242	3,872	3,332
Add back depreciation expense	1,845	1,715	6,223	5,200
Add back amortization expense	2,871	1,953	9,252	5,894
Add back amortization expense included in cost of revenue	6,034	4,547	15,072	14,521
Add back stock compensation expenses	1,936	2,367	5,357	4,125
Add back exchange (gain) loss on deferred taxes	353	(848)	784	(2,032)

Adjusted EBITDA from continuing operations (1)	$13,690	$8,991	$26,199	$28,684

Adjusted EBITDA margin %	13%	12%	8%	12%
CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$5,599	$7,188	$7,059	$21,767
Add back restructuring and other charges	520	900	3,662	2,175
Add back depreciation expense	988	766	3,192	2,372
Add back amortization expense	1,757	1,094	5,106	3,381
Add back amortization expense included in cost of revenue	4,349	3,388	11,227	10,824
Add back stock compensation expenses	24	750	813	1,132
Add back exchange (gain) loss on deferred taxes	353	(865)	784	(2,054)

Adjusted EBITDA from continuing operations (1)	$13,590	$13,221	$31,843	$39,597

Adjusted EBITDA margin %	22%	27%	17%	26%
CDC Global Services
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,571)	$(2,165)	$(6,786)	$(6,947)
Add back restructuring and other charges	2,086	1,460	6,441	5,253
Add back depreciation expense	137	84	422	220
Add back amortization expense	855	624	2,870	1,780
Add back amortization expense included in cost of revenue	—	1	—	12
Add back stock compensation expenses	74	286	256	590
Add back exchange loss on deferred taxes	—	1	—	6

Adjusted EBITDA from continuing operations	$(419)	$291	$3,203	$914

Adjusted EBITDA margin %	-1%	2%	4%	2%

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$479	$(3,593)	$511	$(5,883)
Add back restructuring and other charges	156	231	351	607
Add back depreciation expense	682	792	2,223	2,331
Add back amortization expense	4	—	541	23
Add back amortization expense included in cost of revenue	1,685	1,158	3,845	3,685
Add back stock compensation expenses	27	519	27	760
Add back exchange (gain) loss on deferred taxes	—	—	—	—

Adjusted EBITDA from continuing operations	$3,033	$(893)	$7,498	$1,523

Adjusted EBITDA margin %	25%	-14%	24%	7%
CDC China.com
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(685)	$(759)	$(3,147)	$(2,064)
Add back restructuring and other charges	—	—	—	—
Add back depreciation expense	217	60	362	238
Add back amortization expense	—	—	—	—
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	261	340	957	772
Add back exchange (gain) loss on deferred taxes	—	—	—	—

Adjusted EBITDA from continuing operations	$(207)	$(359)	$(1,828)	$(1,054)

Adjusted EBITDA margin %	-8%	-14%	-20%	-13%
Corporate
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(1,797)	$(2,656)	$(11,998)	$(9,229)
Add back restructuring and other charges	(2,136)	(1,349)	(6,582)	(4,703)
Add back depreciation expense	(179)	13	24	39
Add back amortization expense	255	235	735	710
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	1,550	472	3,304	871
Add back exchange loss on deferred taxes	—	16	—	16

Adjusted EBITDA from continuing operations	$(2,307)	$(3,269)	$(14,517)	$(12,296)

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three and nine months ended:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009

Subtract capitalized software credit	$(1,228)	$(905)	$(6,512)	$(3,000)

CDC Corporation
Unaudited Reconciliation From GAAP Cash to Non GAAP Cash
(Amounts in thousands of U.S. dollars)

September 30,
2009
(a) Non GAAP Cash and Cash Equivalents Reconciliation
Cash	$141,563
Add restricted cash	671
Add available for sale securities — current	6,738
Add available for sale securities — long-term	12,997

Non GAAP cash and cash equivalents	$161,969

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2009	2009
Segment revenue from external customers:
Software:
Licenses	$7,826	$7,618
Maintenance	24,820	25,414
Professional services	17,304	14,882
Hardware	659	697

Total Software	50,609	48,611

Global Services:
Licenses	253	124
Consulting services	17,246	18,138
Hardware	1,029	961

Total Global Services	18,528	19,223

CDC Games	9,457	6,163
China.com	3,060	2,652

Total consolidated revenue	$81,654	$76,649

	Three months ended
	September 30,
	2008 (d)	2009
Segment revenue from external customers:
Software:
Licenses	$11,874	$7,618
Maintenance	26,372	25,414
Professional services	21,182	14,882
Hardware	1,083	697

Total Software	60,511	48,611

Global Services:
Licenses	1,149	124
Consulting services	26,480	18,138
Hardware	1,162	961

Total Global Services	28,791	19,223

CDC Games	12,118	6,163
China.com	2,650	2,652

Total consolidated revenue	$104,070	$76,649

	Nine months ended
	September 30,
	2008 (d)	2009
Segment revenue from external customers:
Software:
Licenses	$36,007	$22,574
Maintenance	78,740	74,432
Professional services	68,941	50,866
Hardware	2,801	1,701

Total Software	186,489	149,573

Global Services:
Licenses	3,682	1,163
Consulting services	78,422	53,280
Hardware	3,109	3,138

Total Global Services	85,213	57,581

CDC Games	31,341	21,879
China.com	8,985	8,112

Total consolidated revenue	$312,028	$237,145

CDC Corporation
Unaudited Basic and Diluted Earnings (Loss) Per Share Computation
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
Numerator:
Net (loss) income from continuing operations	$(7,124)	$6,614	$(24,192)	$17,772
Net adjustments for loss (income) attributable to noncontrolling interest and dilutive effect of subsidiary issued stock (1)	48	(892)	(815)	(825)

Adjusted (loss) income from continuing operations	(7,076)	5,722	(25,007)	16,947
Amount allocated to convertible notes (2)	—	(281)	—	(1,574)

Net (loss) income from continuing operations attributable to controlling interest	$(7,076)	$5,441	$(25,007)	$15,373

Net (loss) income from continuing operations attributable to controlling interest	$(7,076)	$5,441	$(25,007)	$15,373
(Loss) income from operations of discontinued subsidiaries, net of tax	(2,901)	(139)	(8,199)	(409)
(Loss) income from operations of discontinued subsidiaries allocated to convertible notes (2)	—	7	—	38

Net (loss) income attributable to controlling interest	$(9,977)	$5,309	$(33,206)	$15,002

Denominator:
Weighted average number of common shares outstanding — basic	107,242,906	106,000,395	107,102,523	106,247,005
Employee compensation related to common shares including stock options	—	2,153,250	—	547,765

Weighted average number of common shares outstanding — diluted	107,242,906	108,153,645	107,102,523	106,794,770

Per share amounts:
Earnings (loss) from continuing operations attributable to controlling interest per common share — basic	$(0.07)	$0.05	$(0.23)	$0.14

Earnings (loss) from continuing operations attributable to controlling interest per common share — dilutive	$(0.07)	$0.05	$(0.23)	$0.14

Earnings (loss) attributable to controlling interest per common share — basic	$(0.09)	$0.05	$(0.31)	$0.14

Earnings (loss) attributable to controlling interest per common share — dilutive	$(0.09)	$0.05	$(0.31)	$0.14

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any, and adjustments for discontinued operations.

(2)	Income has been allocated to common stock and convertible notes based on their respective rights to share in dividends. In accordance with FASB Accounting Standards Codification 260, “Earnings Per Share” the Company’s convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.